

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2018

Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W, Suite 5
Hurricane, UT 84737

> **Re: The Chosen, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 25, 2018**
> **File No. 024-10814**

Dear Mr. Eves:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2018 letter.

Amendment No. 3 to Form 1-A

General

1.	We note your response to our prior comment 1 that "the VidAngel solicitation page has been updated with the URL that links to [your] SEC filings page, which includes the most recent amendment to [your] Form 1-A." However, the VidAngel solicitation page, located at https://www.vidangel.com/TheChosen, continues to include a link directly to your initial offering statement. The link provided on the VidAngel solicitation page is https://www.sec.gov/Archives/edgar/data/1733443/000165495418002281/chosen_1-a.htm. Update the solicitation of interest on VidAngel's website to link to the most recent amendment of your Form 1-A.

2. We note your response to our prior comment 2 and your revised offer structure. Please confirm that investors will be informed how many bonus units they would actually receive, if any, and could then decide whether or not to invest in the offering. In this regard, we note that the bonus units will be issued on a "first-come, first served, basis" and that "[o]nce [you] have issued 900,000 bonus Units, [you] will not issue any additional bonus Units in this offering." To the extent that any investor would otherwise be eligible to receive bonus units but for the fact that you had already issued all 900,000 bonus units, please confirm that you will inform these investors that they will not receive the full amount of bonus units, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

In addition, refer to Note (a) to the Securities Act Rule 251(a) for purposes of computing the aggregate offering price. Note that in this context, the value of the bonus shares will equal your $1 per share offering price. Revise Item 4 of Part I of your Form 1-A accordingly.

Risk Factors
Fee Shifting, page 6

3. We note your response to our prior comment 5. Revise your disclosure in this section and on page 26 to clarify whether the fee-shifting provision applies to claims brought by members and former members against directors, officers, former directors and former officers related to their roles as directors and officers of the company. Similarly, clarify whether the exclusive forum provision applies to claims brought by members and former members against former directors and former officers that are related to such individuals' roles as officers and directors of the company.

Dilution, page 12

4. Please revise to include the effective price per share which also takes into account the 900,000 Units to be issued as bonus Units.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-551-3611 with any other questions.

Division of Corporation Finance
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